VIA EDGAR

October 9, 2007

Mr. Gus Rodriguez, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Re: Encorium Group, Inc.

Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Rodriguez:

This letter is in response to the Securities and Exchange Commission’s letter dated September 26, 2007 regarding the Form 10-K filing for the fiscal year ended December 31, 2006 of the Encorium Group, Inc. Our responses are keyed to the numerical sequence of your questions as detailed in your September 26, 2007 letter.

1)	Report of Independent Registered Public Accounting Firm, page F-2

The report of the independent accountant is not signed. Please provide us a copy of the manually signed report that your independent accountant provided you.

Attached please find a copy of manually signed report of our independent registered public accounting firm dated March 30, 2007.

2)	Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-8

Please tell us why recognizing revenue relating to milestones that have not yet been attained using the proportional performance method is in accordance with Staff Accounting Bulletin 104.

In order to be responsive to the Staff’s comment, we thought it would be productive to set forth our response to your comment by providing a general overview of our revenue earning activities and a brief discussion of our contractual arrangements.

General Overview

Our revenue earning activities involve the rendering of interrelated drug development services to our clients in the design and management of complex human clinical trials for the pharmaceutical, biotechnology and medical device industries. Revenues are recognized over the period from the awarding of the customer’s contract to study completion and report issuance. The Company’s revenue earning activities are not fulfilled in a straight line pattern or based upon the achievement of a milestone. Rather, they are fulfilled over the life of the contract since the drug development process is a complex, highly regulated activity which may be subject to a myriad of changes and uncertainties during the life of the contract.

Contractual Arrangements

We are generally awarded contracts based upon our response to requests for proposal received from pharmaceutical and biotechnology companies. We prepare a proposal to the potential client based upon an analysis of the number of labor hours we believe we can perform the clinical development services. We detail our proposal based upon the nature of the service such as case report form design, recruitment of medical investigators, patient enrollment activities and study monitoring and data collection. The estimated number of hours for conducting each phase of the clinical trial is then multiplied by the internal labor rate plus a profit margin to calculate the cost to the client in the form of a proposed written services agreement between the parties.

The majority of our revenues are recorded from fixed price contracts on a proportional performance basis. These contracts generally range in duration from a few months to two years, but can extend in duration for five years based on the number of participants in the clinical trial and the complexity of the regulatory issues involved in conducting the clinical trial. To measure performance, we compare direct actual costs incurred to estimated total contract direct costs which is the best indicator of performance of the contract obligations as the costs relate to the labor hours incurred to perform the service. The Company tracks the performance of awarded and ongoing contracts via an internal time management system whereby the employees assigned to a particular project charge their time to the project based upon predetermined charge codes. The Company’s standard operating procedure is to assemble project teams to guide the product through the clinical trial process. The project team is led by a project manager.

Milestone Billing and Related Payment Arrangements

Billings and the related payment terms from fixed price contracts are generally determined by provisions in the contract that may include certain payment schedules and the submission of required billing detail. Accordingly, cash receipts, including the receipt of up front payments and performance based milestone payments, do not necessarily correspond to costs incurred and revenue recognized on contracts. A contract’s payment structure generally requires an up front payment of 10% to 15% of the contract value at or shortly after the initiation of the clinical trial, a series of periodic payments over the life of the contract and, in certain instances, milestone payments based on the achievement of certain agreed upon performance criteria.

The up front payments are deferred and recognized as revenues as services are performed under the proportional performance method. Periodic payments, including, performance based milestone payments are invoiced pursuant to the terms of the contract once the agreed upon performance criteria have been achieved. Milestone payments are included in the total value of the contract. All payments, including milestone payments, received pursuant to the contract are recognized in accordance with the proportional performance method. Examples of performance based milestones and interim deliverables include, but are not limited to, the completion of patient enrollment into the clinical trial, completion of the database and acceptance by the client of the final study report.

Our accounting policy is to recognize revenue based on a signed written agreement, the services pursuant to the performance criteria listed in the agreement have been performed, the price for the services has been set forth in the agreement and collectibility is reasonably assured based on our course of dealings with the client. We believe our policy complies with GAAP in that we follow the criteria set forth for revenue recognition in Staff Accounting Bulletin No. 104.

We have previously worked with the Staff in addressing and improving our disclosure of our revenue recognition policies. In a letter dated February 27, 2006, the Staff advised us that they had completed their review as it related to our 2004 10-K filing including prospective enhancements to future filings regarding our revenue recognition disclosures. Our 2006 Form 10-K filing contains these enhanced disclosures regarding revenue recognition.

3)	Note 16- Goodwill and Other Intangibles, page F-16

Please provide us your analysis of the factors demonstrating that an amortization period of 16 years for customer relationships is reasonable.

In order to be responsive to the Staff’s comment, we thought it would be productive to provide a brief description of the acquisition of Remedium Oy (currently known as Encorium Oy) that gave rise to the establishment of the intangible asset set forth in your comment letter.

Business Combination with Remedium Oy

Remedium Oy, prior to its acquisition by Encorium Group, Inc., was a privately owned clinical research organization offering clinical trial services to the pharmaceutical, biotechnology and medical device industries. Encorium Oy offers a broad range of clinical research and drug development services supporting Phase I through Phase IV clinical trials such as strategic trial planning, project management, monitoring, data management and biostatistics, pharmacovigilance, medical writing and quality assurance across a wide range of therapeutic areas such as cardiology, vaccines, oncology and urology. Encorium Oy’s headquarters are in Espoo, Finland. Encorium Oy has a strong Northern and Eastern European presence with offices in Sweden, Denmark, Estonia, Lithuania, Romania, Poland and Turkey.

On November 1, 2006 (the “Valuation Date”), we acquired 100% of the stock of Remedium Oy for $19 million dollars in cash and stock and changed the name of the company to Encorium Oy. In connection with this acquisition, we engaged an independent appraisal firm to prepare an appraisal of the acquired intangible assets as of the Valuation Date. This appraisal report was used to assist management with the allocation of purchase price for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.

Valuation of Customer Relationships

Customer relationships can be viewed as a significant source of future income for Encorium Oy. As such, customer relationships have been valued using an income approach based on future cash flows attributable to the acquired customers. We estimated future revenues and profit margins from the existing base of customers at the closing of the business combination. Based on the relative stability of the customer base, volumes prior to attrition from existing customers were expected to remain constant. Prices were expected to increase at 3% per annum which is equal to the long term inflation rate for Finland. A projected customer attrition rate of 5% was applied to the projected revenues in each projected year, thereby reducing the revenues generated by the existing customer base over time. Net operating income for the acquired customer base was estimated based on projected profitability margins.

The remaining useful life of the customer relationships was estimated to be 16 years based on an analysis of the present value of future cash flows from this asset. A study was made of the year in which the present value of the additional year of cash flows increased the total present value by less than 2% of its total present value. That year, 2022, was determined to be the last year of the economic useful life of the customer relationships. If you subtract the year in which the transaction was completed (i.e. 2006) from 2022, the difference is 16 years which is the estimated useful life utilized.

A relatively short period of time has elapsed since the closing of the transaction on November 1, 2006 and the current time period. However, during 2007, Encorium Oy has experienced revenue growth from its existing customer base compared to 2006. Encorium Oy’s customer base remains stable and there has been no loss of business from its major customers. Encorium Oy’s gross margin and operating income during 2007 is expected to be comparable to the forecasted gross margin utilized in the valuation analysis of the customer relationships.

The Company follows the provisions of SFAS No. 141 and SFAS No. 142, applicable to business combinations. Goodwill is subject to impairment testing annually or whenever events or changes in circumstances indicate that the carrying value may not be fully recoverable. The identifiable intangibles such as customer relationships acquired in connection with the acquisition of Remedium are subject to impairment testing under SFAS No. 144.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses to your review comments on the financial statements for the year ended December 31, 2006, please contact me at 610-989-4208. I look forward to speaking with you so that we can adequately address the Staff’s comments.

Sincerely,

/s/ Lawrence R. Hoffman
Lawrence R. Hoffman Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of:

Encorium Group, Inc.

Wayne, Pennsylvania

We have audited the accompanying consolidated balance sheets of Encorium Group, Inc. and subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principal used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Encorium Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

Philadelphia, Pennsylvania

March 30, 2007